Magna International Inc. 337 Magna Drive Aurora, Ontario, Canada L4G 7K1 Telephone: (905) 726-2462

Direct Line: (905) 726-7070
Direct Fax: (905) 726-2603
Email: bassem.shakeel@magna.com

VIA E-MAIL AND COURIER

May 14, 2014

United States Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C.

20549

Attention:  Lyn Shenk

RE:                          Magna International Inc.

Form 40-F for the Fiscal Year Ended December 31, 2013; and

Form 6-K Filed March 28, 2014

File No. 001-11444

Dear Ms. Shenk:

Thank you for your letter dated May 2, 2014 providing comments on Magna International Inc.’s (“Magna” or the “Company”) Form 40-F for the Fiscal Year Ended December 31, 2013 and Form 6-K Filed March 28, 2014. Set forth below are the Company’s responses to your comments. For your convenience, we have reproduced each of your comments in the order provided, followed by the Company’s corresponding response.

Form 6-K

Exhibit 99.1

Notes to the Consolidated Financial Statements, page 40

Note 10. Goodwill, page 51

1.              We note that during the fourth quarter of 2013, you reorganized your reporting structure in a manner that changed the composition of your reporting units for goodwill for the former Rest of World reporting segment, which previously included Asia. Please tell us the reporting units for goodwill within the Rest of World reporting segment prior to the separation of Asia in the fourth quarter of 2013 and the relationship of those reporting units to the then operating segment(s). Please also tell us the timing of the $22 million impairment loss and tell us and revise to disclose a description of the facts and circumstances leading to the impairment and the method of determining the fair value of the then reporting unit. Refer to ASC 350-20-50-2. Please also tell us the method of determining the relative fair values of the reporting units upon separation of Asia from the Rest of World reporting segment.

Reporting Units

Management reviews goodwill for impairment during the fourth quarter of each year in conjunction with its annual business planning cycle.  The Company followed the guidance in ASC 350-20-35-33 which defines a reporting unit as the level of reporting at which goodwill is tested for impairment and is either:

(i)             an operating segment (The Company’s operating segments and reportable segments were North America, Europe, and Rest of World); or

(ii)          one level below (referred to as a component).

A component of an operating segment is a reporting unit when the component constitutes a business for which discrete financial information is available and segment management regularly reviews the operating results of that component. The highest level that goodwill can be tested at is the operating segment and the lowest level is the component.

Based on the above guidance, management determined that the reporting units within the then Rest of World operating segment are the various components as follows:

•                  Exteriors and interiors;

•                  Closures and mirrors;

•                  Seating;

•                  Metal stamping;

•                  Powertrain; and

•                  Assembly and engineering.

Management performed a final goodwill impairment analysis based on the above reporting units in Q4, prior to the change in the Company’s reporting segments.

Timing of Impairment Charge and Facts and Circumstances Leading to Impairment

In Note 3[c] (page 46), the Company discloses impairments in Rest of World as follows:

“In conjunction with its annual business planning cycle, during 2013 the Company recorded long-lived assets impairment charges of $10 million [$10 million after tax], related primarily to fixed assets at the Company’s Seating operations in South America.

In addition, during 2013 the Company recorded goodwill impairment charges of $22 million [$22 million after tax] related to the Company’s metal stamping operations.”

The timing of the Company’s annual business planning cycle is disclosed as occurring in the fourth quarter in note 3[a] (page 45). Specifically, the Company performs its annual goodwill impairment test on December 31 of each year.

During 2013, the metal stamping component experienced underperformance in Brazil due to operational, economic and other commercial issues. There has also recently been significant investment in new facilities and heavy equipment within this component.

The disclosure surrounding this impairment was brief due to the immaterial nature of the charge.

Determination of Fair Value

Magna has disclosed this information in Note 1 (page 41), “the fair value of a reporting unit is generally determined using the estimated discounted future cashflows of the reporting unit.”

The fair value of Magna’s reporting units are determined using estimated discounted future cashflows.  Cashflow projections for each reporting unit are derived using the Company’s five-year business plan with a terminal value calculated using a capitalization of normalized year five earnings.  These cashflows are discounted to December 31 using discount rates determined on a regional basis.

Determination of Relative Fair Value of Reporting Units

As at December 31, 2013, the Company commenced reporting Asia separate from Rest of World.  As a result of this determination (see question #2 below), the following additional procedures were performed: (i) reporting unit goodwill was reassigned to the revised reporting units; and (ii) goodwill was tested for impairment using the revised reporting units.

(i)            Fair Value of revised Reporting Units

Management followed the guidance in ASC 350-20-35-45, which requires that “when an entity reorganizes its reporting structure in a manner that changes the composition of one or more reporting units…goodwill shall be reassigned to the reporting units affected using a relative fair value allocation approach”.  The components of each of the new Asia and Rest of World operating segments were similarly identified as Exteriors and Interiors; Closures and Mirrors; Seating; Metal stamping; Powertrain; and Assembly and Engineering. The assets and liabilities of each of the existing reporting units were therefore each split into a new Asia and a new Rest of World reporting unit in accordance with ASC 350-20-35-39.  Consistent with the Company’s annual goodwill impairment testing, the fair value of the revised reporting units was determined using estimated discounted future cash flows.  The goodwill of each of the existing reporting units was then allocated to the corresponding new Asia and new Rest of World reporting unit based on such relative fair values.

(ii)   Goodwill testing of revised Reporting Units

Once the reporting units were revised and goodwill reassigned based on relative fair values, management performed a goodwill test based on the revised reporting units.  No further goodwill impairment arose.

Note 23. Segmented Information, page 70

2.              Please tell us the factors that lead you to change the structure of your organization in a manner that caused the composition of your reporting segments to change.

After emerging from the global financial crisis in 2010, Magna determined that geographic diversification outside of the Company’s traditional markets of North America and Europe was a strategic priority.  Accordingly, the automotive markets in Asia (primarily China and India) and Rest of World (primarily South America) were targeted for investment.  Between 2010 and 2012, Magna’s investment spending in Asia and Rest of World was $468 million and $266 million, respectively.

Recently, political, economic and other factors have resulted in diverging levels of anticipated growth in automotive production levels in Rest of World and Asian markets.  Furthermore, more recently, the Company began to incur losses in Rest of World (primarily South America) and investment in the region was curtailed.  Magna’s investment in Rest of World is projected to be only $75 million over the three-year period ending 2016, while Magna’s investment in Asia is projected to be over $500 million over the same three-year period.

Considering the above and upon completion of the Company’s annual business plan during the fourth quarter of 2013, the Company determined that the then Rest of World segment should be subdivided to separately report Asia and Rest of World.

More specifically, the separation of Asia and Rest of World was a result of:

•                  diverging levels of current and future levels of automotive production growth in the two regions;

•                  dissimilar required rates of return in Asia as compared to Rest of World;

•                  varying levels of future investment spending in the two regions; and

•                  different profit levels in the regions.

Management believes that the separation of Asia from the Rest of World segment provides Magna’s chief operating decision maker (“CODM”) and users of Magna financial statements with improved insight to the Company’s operating performance globally.

Beginning in the fourth quarter of 2013, the Business Plan Presentations to Magna’s CODM and to the Company’s Board of Directors were revised to present Asia and Rest of World separately.  Similarly, internal financial reports which are used by Magna’s CODM in order to review operating performance and allocate resources currently present Asia and Rest of World individually. Finally, reporting to Magna’s Board of Directors also presents Asia and Rest of World separately.

*  *  *  *  *

As requested in your letter dated May 2, 2014, the Company acknowledges that:

•                  the Company is responsible for the adequacy and accuracy of the disclosures in its filings;

•                  staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filings; and

•                  the Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please note that we will forward a copy of your letter and this response to the Company’s audit committee. In addition, our independent auditors have received a copy of your letter and have reviewed this response.

Please feel free to contact Patrick McCann (pat.mccann@magna.com; 905-726-7092) or the undersigned if you have any further questions or comments.

Regards,

/s/ “Bassem Shakeel”
Bassem Shakeel
Vice-President and Corporate Secretary

c.            Members of the Magna International Inc. Audit Committee

Vince Galifi, Executive Vice-President and Chief Financial Officer

Jeff Palmer, Executive Vice-President and Chief Legal Officer

Patrick McCann, Vice-President, Finance

Adam Burke, Deloitte LLP

Ivan Chittenden, Ernst & Young LLP